SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (Amendment No. 1)1


                                 MASTERING, INC.
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                                (Name of issuer)


                   COMMON STOCK, PAR VALUE OF $.001 PER SHARE
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                         (Title of class of securities)

                                   269837 10 0
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                                 (CUSIP number)

                               Terence M. Graunke
                                 Mastering, Inc.
                            676 North Michigan Avenue
                                   Suite 3410
                                Chicago, IL 60611
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   (Name, address and telephone number of person authorized to receive notices and communications)


                                  April 7, 1998
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)



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1        The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 269837 10 0                   13D                  Page 2  of 5 Pages
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1             NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Terence M. Graunke
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                                 (b) |_|

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3             SEC USE ONLY

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4             SOURCE OF FUNDS

              N/A
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)|_|

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6             CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                                            7       SOLE VOTING POWER
              NUMBER OF
                                                    3,504,548
                SHARES
                                            8       SHARED VOTING POWER
             BENEFICIALLY
                                                    N/A
               OWNED BY
                                            9       SOLE DISPOSITIVE POWER
                 EACH
                                                    3,504,548
              REPORTING
                                           10       SHARED DISPOSITIVE POWER
             PERSON WITH
                                                    N/A
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

              3,504,548
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     12       CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN
              SHARES |_|

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              approximately 25.3%
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     14       TYPE OF REPORTING PERSON

              IN
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CUSIP No. 269837 10 0                   13D                  Page 3  of 5 Pages
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This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated February 28, 1998 (such original Schedule 13D being referred to herein as the "Statement"), by Terence M. Graunke relating to the common stock, par value $.001 per share (the "Common Stock") of MASTERING, INC., a Delaware corporation (the "Company").

Item 4.  Purpose of Transaction.
         -----------------------

Item 4 is hereby amended by the addition of the following and the deletion from the Statement of any statements therein that are inconsitent with the following:

                  On April 7, 1998, Mr. Graunke executed an agreement (the "Stockholder Agreement") with PLATINUM technology, inc. ("PLATINUM") pursuant to which Mr. Graunke agreed, among other things, to vote shares of Common Stock he owns (1) in favor of the Agreement and Plan of Merger dated as of February 18, 1998, as amended (the "Merger Agreement") among the Company, PLATINUM and PT Acquisition Corporation I whereby PT Acquisition Corporation I would be merged with and into the Company and the Company would become a wholly owned subsidiary of PLATINUM (the "Merger") and (2) generally against any action which is intended or could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement and the Stockholder Agreement. The Merger Agreement and the Stockholder Agreement are exhibits to this Amendment No. 1 and the description contained herein of the terms of the Merger Agreement and the Stockholder Agreement is qualified in its entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

Item 5 is hereby amended by the addition of the following and the deletion from the Statement of any statements therein that are inconsitent with the following:

                  (a) As of April 7, 1998, Mr. Graunke beneficially owned in the aggregate 3,504,548 shares of the Company's Common Stock. Based upon the number of shares outstanding as of the close of business on April 7, 1998, as reported by the Company to be 13,875,050, such shares constitute approximately 25.3% of the outstanding shares of the Company's Common Stock.

                  Of the 3,504,548 shares of the Company's Common Stock beneficially owned by Mr. Graunke, 472,100 of such shares represent the right to acquire shares of the Company's Common Stock through the exercise of options which are currently exercisable or will be exercisable within 60 days of April 7, 1998.

                  (b) Mr. Graunke has sole voting and dispositive power with respect to all 3,504,548 shares of the Company's Common Stock beneficially owned by him.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6.  Contracts, Arrangement, Understanding or
         Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------

                  See Item 4.

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CUSIP No. 269837 10 0                   13D                  Page 4  of 5 Pages
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Item 7.  Material to be Filed as Exhibits.
         ---------------------------------


Exhibit Number           Description
--------------           -----------

      1 Agreement and Plan of Merger dated as of February 18, 1998 among Mastering, Inc., PLATINUM technology, inc. and PT Acquisition Corporation I (incorpoated by reference to the exhibits to the Company's Current Report on Form 8-K dated February 20, 1998).

      2 First Amendment to Agreement and Plan of Merger dated as of April 7, 1998 among Mastering, Inc., PLATINUM technology, inc. and PT Acquisition Corporation I (incorporated by reference to exhibit 2.2 of PLATINUM's Registration Statement on Form S-4 (file no. 33349875)).

      3                  Form of Stockholder Agreement dated as of April 7, 1998
                         between   PLATINUM   technology,   inc.   and   certain
                         stockholders of the Company.

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CUSIP No. 269837 10 0                   13D                  Page 5  of 5 Pages
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                                    SIGNATURE
                                    ---------


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      April 17, 1998
                                             --------------------------------
                                                          (Date)



                                                  /s/ Terence M. Graunke
                                             --------------------------------
                                                       (Signature)



                                                  Terence M. Graunke
                                             --------------------------------
                                                       (Name)